10027631

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FEB 26 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENROD FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 STATE HWY 247, PO BOX 220
(No. and Street)

BRANSON MO 65615
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMARA L HASLAR 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC MICHAEL PATTERSON, CPA
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD CHESTERFIELD MO 63005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW N PENROD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENROD FINANCIAL SERVICES INC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT
Title

Notary Public, TAMARA L HASLAR, MARCH 27, 2011

" NOTARY SEAL "
Tamara L. Haslar, Notary Public
Christian County, State of Missouri
My Commission Expires 3/27/2011
Commission Number 07497389

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENROD FINANCIAL SERVICES, INC.
AUDITIED FINANCIAL STATEMENTS
For The Year Ended
DECEMBER 31, 2009

Table of Contents

HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Penrod Financial Services, Inc.
Branson, MO

We have audited the accompanying statement of financial condition of Penrod Financial Services, Inc. as of December 31, 2009 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of American. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penrod Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 8-13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
February 23, 2010

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS	
Cash	$ 16,188
Accounts Receivable	5,080
Prepaid Expenses	467
TOTAL CURRENT ASSETS	21,735
TOTAL OTHER ASSETS	-
TOTAL ASSETS	$ 21,735

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued Wages and Commissions	$ 5,032
TOTAL CURRENT LIABILITIES	5,032
LONG TERM LIABILITIES	
TOTAL LONG TERM LIABILITIES	-
TOTAL LIABILITIES	5,032
STOCKHOLDERS' EQUITY	
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	500
Additional Paid-in Capital	15,560
Retained Earnings	540
Distributions	(37,342)
Current Earnings	37,445
TOTAL STOCKHOLDERS' EQUITY	16,703
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 21,735

See Accounting Notes and Accountants' Report
Holt & Patterson, LLC

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2009

	2009	%
INCOME		
Commission and Fee Income	$ 144,301	100
TOTAL INCOME	144,301	100
OPERATING EXPENSES		
Bank Charges	154	0.11
Clearing Charges and Exchange Fees	2,135	1.48
Commissions paid to Outside Brokers	50,295	34.85
Dues and Subscriptions	3,303	2.29
Fidelity Bond	560	0.39
Insurance	316	0.22
Legal and Professional Fees	9,586	6.64
Meals and Entertainment	468	0.32
Office Expense	8,369	5.80
Postage and Delivery	2,087	1.45
Printing	1,388	0.96
Regulatory Fees and Expenses	5,885	4.08
Rent Expense	8,100	5.61
Salaries	3,921	2.72
Travel	614	0.43
Training and Professional Development	1,792	1.24
Utilities	7,704	5.34
Other Taxes	179	0.12
TOTAL OPERATING EXPENSES	106,856	74.05
INCOME FROM OPERATIONS	$ 37,445	25.95

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 500	$ 15,560	$ 540	$ 16,600
Net Income			37,445	37,445
Less: Distributions to Shareholders			(37,342)	(37,342)
BALANCE, END OF YEAR	$500	$15,560	$643	$ 16,703

See Accounting Notes and Accountants' Report
Holt & Patterson, LLC

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 37,445
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Decrease (Increase) in Accounts Receivable	(4,317)
Decrease (Increase) in Prepaid Expenses	-
Decrease (Increase) in Other Assets	10,779
Increase (Decrease) in Accounts Payable	2,057
Total Adjustments	8,519
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	45,964
CASH FLOWS FROM INVESTING ACTIVITIES:	
	-
NET CASH USED IN INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Shareholder	(37,342)
NET CASH USED IN FINANCING ACTIVITIES	(37,342)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,622
CASH AND CASH EQUIVALENTS, beginning of year	7,566
CASH AND CASH EQUIVALENTS, end of year	$ 16,188

PENROD FINANCIAL SERVICES, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Penrod Financial Services, Inc. is a registered broker/dealer company. It is a member of the Financial Industry Regulatory Authority (FINRA). The FINRA which operates subject to Securities and Exchange oversight, is the largest non-government regulatory for all securities firms doing business in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Net Cash and Cash Equivalents

At times during 2009 the Company's cash and cash equivalents could have exceeded the federally insured limits. The Company is at risk for amounts in excess of this limit. To date the Company has not incurred any losses on deposits in excess of federally insured limits.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivables

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Income Taxes

The Company has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. As a result of the election, income of the Company is taxable to its stockholder and, therefore, no provision is made for income taxes in the accompanying financial statements.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 – RELATED PARTY TRANSACTIONS

The sole shareholder of Penrod Financial Services, Inc. is also the sole shareholder of Penrod Agency, Inc., dba Penrod Financial Group, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod and Company for their pro rata share of overhead expenses. The allocation percentage used for the year ended December 31, 2009 was 75%.

At December 31, 2009, Penrod Financial Services, Inc. owed Penrod and Company $2,480.

SUPPLEMENTAL INFORMATION

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Year Ended December 31, 2009

WORKING CAPITAL PROVIDED BY:		
Net Income from Operations	$ 37,445	
Total Sources		$ 37,445
WORKING CAPITAL USED FOR:		
Distributions to Shareholders	(37,342)	
Total Used		(37,342)
INCREASE (DECREASE) IN WORKING CAPITAL		$ 103

CHANGES IN COMPONENTS OF WORKING CAPITAL:

Current Assets:	Beginning of Year	End of Year	Increase (Decrease)
Cash and Cash Equivalents	$ 7,567	$ 5,405	$ (2,162)
Commissions Receivable-Listed	683	279	(404)
Commissions Receivable-Other	80	4,801	4,721
Funds on Deposit at Clearing Agency	10,778	10,784	6
Prepaid Fidelity Bond	467	467	-
Net change in current assets			$ 2,161
Current Liabilities:			
Commissions Payable	241	2,552	(2,311)
Accounts payable	2,734	2,480	254
Net change in current liabilities			(2,058)
INCREASE (DECREASE) IN WORKING CAPITAL			$ 103

PENROD FINANCIAL SERVICES, INC.

STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS

For the Year Ended December 31, 2009

Required Payment Per SIPC Instructions	$	150

Schedule of Payments Made:

Date	Amount	
2-Jan-09	$	150

The above payments represents the SIPC annual assessment for 2009.

At this time, an Independent Accountants' Report on Applying Agreed-Upon Procedures has not been included in this audit. Gross receipts for 2009 did not exceed the $500,000 reporting limit.

PENROD FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2009

NET CAPITAL COMPUTATION:

Stockholders' Equity	$	16,703
Deductions and/or charges		
Total Stockholders' Equity Qualified for Net Capital		16,703
Less: Non-allowable Assets:		
Interest on Clearing		700
Non-allowed receivable		2,259
Prepaid Expenses		467
Haircut on securities*		62
Subtotal		3,488
NET CAPITAL	$	13,215

*Haircuts are deductions from the net capital of certain percentages of the market of securities and commodity futures contracts that are long and short in capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

PENROD FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2009

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	336
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	8,215
Percentage of Aggregate Indebtedness to Net Capital		38.08%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	13,215
Net audit adjustments		-
	$	13,215

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditors Report on
Internal Control Required by SEC Rule 17a-5**

February 23, 2010

The Board of Directors
Penrod Financial Services, Inc.
Branson, MO

In planning and performing our audit of the financial statements and supplementary schedules of Penrod Financial Services, Inc. (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provided assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Security and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may be inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses ad defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC